Exhibit 99.1

CannTrust affirms its commitment to regulatory compliance and restoring trust

As part of its Review of Operations, CannTrust reduces workforce and spend while preserving key talent

VAUGHAN, ON, September 5, 2019 -- CannTrust Holdings Inc. (“CannTrust” or the “Company”) (TSX: TRST, NYSE: CTST) announced today that both the Special Committee of its Board and its new executive leadership team continue to make progress on bringing CannTrust’s operations and procedures into full regulatory compliance and ensuring the Company’s future. As part of these efforts, the Company is reducing its workforce.

“We have made the extremely difficult decision to restructure our workforce to reflect the current requirements of our business,” said Mr. Robert Marcovitch, CannTrust’s interim Chief Executive Officer. “These changes also position the Company to better serve our patients and customers with high quality, innovative products in the future.”

CannTrust reduced its workforce by approximately 180 people, or 20%. This action is expected to result in annual cash savings of about $9 million, as well as the Company recording approximately $2 million in severance costs. The majority of the affected employees were in cultivation and customer service support roles.

“Over the past two months, we have moved swiftly to assess and address the Health Canada report indicating areas of non-compliance in our operations, as well as the findings of the Special Committee’s independent investigation,” continued Mr. Marcovitch. “We remain fully committed to building the organization we need for future success and rebuilding the trust of all of our stakeholders.”

Since CannTrust’s announcement in July of Health Canada identifying non-compliance in certain aspects of the Company’s operations, the Company has:

-	Appointed a Special Committee of the board to investigate the causes and extent of the Company’s non-compliance and to provide oversight and direction to the Company’s remediation efforts and strategic review
-	Retained independent advisors to investigate and remediate the Company’s non-compliance under the supervision of the Special Committee
-	Terminated Chief Executive Officer, Mr. Peter Aceto for cause and demanded the resignation of Chair, Mr. Eric Paul
-	Appointed Mr. Robert Marcovitch as interim Chief Executive Officer
-	Placed a voluntary hold on the sale and shipment of all cannabis products
-	Developed a comprehensive remediation strategy to achieve full compliance with Health Canada’s regulations
-	Commenced a review of the Company’s strategy and business plan

“CannTrust is committed to acting decisively on the findings from the Special Committee’s investigation and on executing its Remediation Plan in a timely manner,” concluded Mr. Marcovitch. “Furthermore, we are currently developing a comprehensive go-forward business strategy. I look forward to sharing our vision for CannTrust’s successful future over the weeks and months to come.”

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings many years of pharmaceutical and healthcare experience to the medical cannabis industry and serves medical patients with its dried, extract and capsule products. The Company operates its Niagara Perpetual Harvest Facility in Pelham, Ontario, and prepares and packages its product portfolio at its manufacturing centre in Vaughan, Ontario. The Company has also purchased 81 acres of land in British Columbia and expects to secure over 240 acres of land in total for low-cost outdoor cultivation which it will use for its extraction-based products.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of Canadian Securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the corrective actions being taken by the Company, and Health Canada's pending determinations. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: actions taken in respect of the Company's products by its customers and regulators; results of Health Canada's investigation, including orders and compliance measures required by Health Canada and their impact on the operations, inventory, assets and financial condition of the Company; the Company's implementation of remediation plans and related actions; regulatory approval; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Annual Information Form dated March 28, 2019 (the "AIF") and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust's Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:

Media Relations: 1-888-677-1477, media@canntrust.ca

Investor Relations: 416-467-5229, investor@canntrust.ca